Mail Stop 6010

August 2, 2006

Francis J. O'Brien
Chief Financial Officer
ICU Medical, Inc.
951 Calle Amanecer
San Clemente, CA 92673

> Re: ICU Medical, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2005
> Filed March 10, 2006
> File No. 000-19974

Dear Mr. O'Brien:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant